Exhibit 16 - Letter on Change in Certifying Accountant

                              MEYLER & COMPANY, LLC
                                  One Arin Park
                                 1715 Highway 35
                              Middletown, NJ 07748



Mr. Jerry Gruenbaun, Esq.
110 Washington Avenue
North Haven, CT 06473

Dear Mr. Gruenbaun:

     Prior to my acceptance of the engagement as auditor to Prime Holdings, Inc., a U.S. company with its primary operations in Italy and as part of my due dilligence, I conferred with the prior accountants. The accounting firm was Evancic Perrault Robertson, a Canadian firm in North Vancouver. They were engaged for the audit years ending December 31, 2001 and 2002. In both years, they issued an unqualified opinion. They indicated to me, that they had no accounting differences with their client and the reason they discontinued performing services was because of non payment of fees for services rendered.

Very truly yours,

William A. Meyler, CPA